CENTILLIUM COMMUNICATIONS, INC.

1997 STOCK PLAN
(as amended and restated effective April 13, 2000
and subsequently amended and restated effective July 20, 2006)

1.   Purposes of the Plan. The purposes of this 1997 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,

- to provide additional incentive to Employees, Directors and Consultants, and

- to promote the success of the Company's business.

Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant. Stock Purchase Rights and Stock Units may also be granted under the Plan.

2.   Definitions. As used herein, the following definitions shall apply:

(a)   "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b)   "Applicable Laws" means the requirements relating to the administration of stock option plans under U. S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Options, Stock Purchase Rights or Stock Units are, or will be, granted under the Plan.

(c)   "Board" means the Board of Directors of the Company.

(d)   "Code" means the Internal Revenue Code of 1986, as amended.

(e)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

(f)   "Common Stock" means the common stock of the Company.

(g)   "Company" means Centillium Communications, Inc., a Delaware corporation.

(h)   "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(i)   "Director" means a member of the Board.

(j)   "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(k)   "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(l)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(n)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(o)   "Inside Director" means a Director who is an Employee.

(p)   "IPO Effective Date" means the date upon which the Securities and Exchange Commission declares the initial public offering of the Company's common stock as effective.

(q)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(r)   "Notice of Grant" means a written or electronic notice evidencing certain terms and conditions of an individual Option, Stock Purchase Right or Stock Unit grant. The Notice of Grant is part of the Option Agreement or Stock Unit Agreement.

(s)   "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(t)   "Option" means a stock option granted pursuant to the Plan.

(u)   "Option Agreement" means an agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(v)   "Option Exchange Program" means a program whereby outstanding Options are surrendered in exchange for Options with a lower exercise price.

(w)   "Optioned Stock" means the Common Stock subject to an Option or Stock Purchase Right.

(x)   "Optionee" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(y)   "Outside Director" means a Director who is not an Employee.

(z)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(aa)   "Participant" shall mean a person who holds an Option, Stock Purchase Right or Stock Unit.

(bb)   "Plan" means this 1997 Stock Plan.

(cc)   "Restricted Stock" means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 11 of the Plan.

(dd)   "Restricted Stock Purchase Agreement" means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(ee)   "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ff)   "Section 16(b) " means Section 16(b) of the Exchange Act.

(gg)   "Service Provider" means an Employee, Director or Consultant.

(hh)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(ii)   "Stock Purchase Right" means the right to purchase Common Stock pursuant to Section 11 of the Plan, as evidenced by a Notice of Grant.

(jj)   "Stock Unit" means a bookkeeping entry representing the Company's obligation to deliver one Share (or distribute cash) on a future date in accordance with the terms, conditions and restrictions of a Stock Unit Agreement.

(kk)   "Stock Unit Agreement" means the agreement between the Company and the recipient of a Stock Unit which contains the terms, conditions and restrictions pertaining to such Stock Unit.

(ll)   "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Shares that may be optioned, sold and awarded under the Plan is 12,500,000 Shares, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2001, equal to 6% of the outstanding shares on such date. The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Option or Stock Purchase Right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, or if a Stock Unit is forfeited or terminates for any other reason before being settled, the unpurchased or undelivered Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan, whether upon exercise of an Option or Right or the settlement of a Stock Unit, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

4.   Administration of the Plan.

(a)   Procedure.

(i)   Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)   Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii)   Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv)   Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i)   to determine the Fair Market Value;

(ii)   to select the Service Providers to whom Options, Stock Purchase Rights and Stock Units may be granted hereunder;

(iii)   to determine the number of shares of Common Stock to be covered by each Option, Stock Purchase Right and Stock Unit granted hereunder;

(iv)   to approve forms of agreement for use under the Plan;

(v)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option, Stock Purchase Right or Stock Unit granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or Stock Purchase Rights may be exercised or Stock Units may be settled (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option, Stock Purchase Right or Stock Unit or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi)   to reduce the exercise price of any Option or Stock Purchase Right to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option or Stock Purchase Right shall have declined since the date the Option or Stock Purchase Right was granted;

(vii)   to institute an Option Exchange Program;

(viii)   to construe and interpret the terms of the Plan and awards granted pursuant to the Plan;

(ix)   to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(x)   to modify or amend each Option, Stock Purchase Right or Stock Unit (subject to Section 17(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(xi)   to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option or Stock Purchase Right or settlement of a Stock Unit that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii)   to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Option, Stock Purchase Right or Stock Unit previously granted by the Administrator;

(xiii)   to make all other determinations deemed necessary or advisable for administering the Plan.

(c)   Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants.

5.   Eligibility. Nonstatutory Stock Options, Stock Purchase Rights and Stock Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Limitations.

(a)   Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)   Neither the Plan nor any Option, Stock Purchase Right or Stock Unit shall confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause.

(c)   The following limitations shall apply to grants of Options:

(i)   No Service Provider shall be granted, in any fiscal year of the Company, Options to purchase more than 1,500,000 Shares.

(ii)   In connection with his or her initial service, a Service Provider may be granted Options to purchase up to an additional 1,500,000 Shares, which shall not count against the limit set forth in subsection (i) above.

(iii)   The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 15.

(iv)   If an Option is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 15), the cancelled Option will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option is reduced, the transaction will be treated as a cancellation of the Option and the grant of a new Option.

7.   Term of Plan. Subject to Section 21 of the Plan, the amendment and restatement of the Plan shall become effective upon the IPO Effective Date. It shall continue in effect for a

term of ten (10) years from the date of obtaining stockholder approval of the Plan in 2000, unless terminated earlier under Section 17 of the Plan.

8.   Term of Option. The term of each Option shall be stated in the Option Agreement. In the case of an Incentive Stock Option, the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Option Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.   Option Exercise Price and Consideration.

(a)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii)   In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(iii)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a merger or other corporate transaction.

(b)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised.

(c)   Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i)   cash;

(ii)   check;

(iii)   promissory note;

(iv)   other Shares which (A) in the case of Shares acquired upon exercise of an option, have been owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(v)   consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi)   a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vii)   any combination of the foregoing methods of payment; or

(viii)   such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

10.   <u>Exercise of Option</u>.

(a)   <u>Procedure for Exercise; Rights as a Shareholder</u>. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be tolled during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   <u>Termination of Relationship as a Service Provider</u>. If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c)   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant), by the Optionee's estate or by a person who acquires the right to exercise the Option by bequest or inheritance, but only to the extent that the Option is vested on the date of death. In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. The Option may be exercised by the executor or administrator of the Optionee's estate or, if none, by the person(s) entitled to exercise the Option under the Optionee's will or the laws of descent or distribution. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(e)   Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

11.   Stock Purchase Rights.

(a)   Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b)   Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(c)   Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(d)   Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 15 of the Plan.

12.   Stock Units.

(a)   Stock Unit Agreement. Each grant of Stock Units under the Plan shall be evidenced by a Stock Unit Agreement between the recipient and the Company. Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the recipient's other compensation.

(b)   Payment for Awards. To the extent that an award is granted in the form of Stock Units, no cash consideration shall be required of the award recipients.

(c)   Vesting Conditions. Each Stock Unit may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement. A Stock Unit Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Administrator may determine, at the time of granting Stock Units or thereafter, that all or part of such Stock Units shall become vested in the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company.

(d)   Voting and Dividend Rights. The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Administrator's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions (including without limitation, any forfeiture conditions) as the Stock Units to which they attach.

(e) Form and Time of Settlement of Stock Units. Settlement of vested Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both, as determined by the Administrator. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when all vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred to any later date. Until a Stock Unit is settled, the number of such Stock Units shall be subject to adjustment pursuant to Section 15(a).

(f) Death of Recipient. Any Stock Unit award that becomes payable after the recipient's death shall be distributed to the recipient's beneficiary or beneficiaries. Each recipient of a Stock Unit award under the Plan shall designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the award recipient's death. If no beneficiary was designated or if no designated beneficiary survives the award recipient, then any Stock Unit award that becomes payable after the recipient's death shall be distributed to the recipient's estate.

(g) Creditors' Rights. A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

13. Non-Transferability of Options, Stock Purchase Rights and Stock Units. Unless determined otherwise by the Administrator, an Option, Stock Purchase Right or Stock Unit may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and in the case of an Option or Stock Purchase Right may be exercised, during the lifetime of the Optionee, only by the Optionee. If the Administrator makes an Option, Stock Purchase Right or Stock Unit transferable, such Option, Stock Purchase Right or Stock Unit shall contain such additional terms and conditions as the Administrator deems appropriate.

14. Formula Option Grants to Outside Directors. Outside Directors shall be automatically granted Options each year in accordance with the following provisions:

(a) All Options granted pursuant to this Section shall be Nonstatutory Stock Options and, except as otherwise provided herein, shall be subject to the other terms and conditions of the Plan.

(b) Each person who first becomes an Outside Director on or after the IPO Effective Date, whether through election by the stockholders of the Company or appointment by the Board to fill a vacancy, shall be automatically granted an Option to purchase 20,000 Shares (the "First Option") on the date he or she first becomes an Outside Director; provided, however, that an Inside Director who ceases to be an Inside Director but who remains a Director shall not receive a First Option.

(c) Each Outside Director shall be automatically granted an Option to purchase 5,000 Shares (a "Subsequent Option") following each annual meeting of the stockholders of the Company, except in the case of the first such annual meeting after the IPO Effective Date if such annual meeting is held within six (6) months of the IPO Effective Date, if as of such date, he or she shall continue to serve on the Board and shall have served on the Board for at least the preceding six (6) months.

(d) Notwithstanding the provisions of subsections (b) and (c) hereof, any exercise of an Option granted before the Company has obtained stockholder approval of the Plan in accordance with Section 21 hereof shall be conditioned upon obtaining such stockholder approval of the Plan in accordance with Section 21 hereof.

(e) The terms of each First Option granted pursuant to this Section shall be as follows:

(i) the term of the First Option shall be ten (10) years.

(ii) the exercise price per Share shall be 100% of the Fair Market Value per Share on the date of grant of the First Option.

(iii) the First Option shall vest as to 25% of the Shares on each of the first, second, third and fourth anniversary of its date of grant provided that the Optionee continues to serve as a Director as of each such date.

(f) The terms of each Subsequent Option granted pursuant to this Section shall be as follows:

(i) the term of the Subsequent Option shall be ten (10) years.

(ii) the exercise price per Share shall be 100% of the Fair Market Value per Share on the date of grant of the Subsequent Option.

(iii) the Subsequent Option shall vest as to 100% of the Shares on the first anniversary of its date of grant provided that the Optionee continues to serve as a Director on as of such date.

15. Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option and Stock Purchase Right, the number of Stock Units subject to an outstanding award, the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options, Stock Purchase Rights or Stock Units have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, Stock Purchase Right or Stock Unit, as well as the price per share of Common Stock covered by each such outstanding Option or Stock Purchase Right, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option, Stock Purchase Right or Stock Unit.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. The Administrator in its discretion may provide that a Participant shall fully vest in a Stock Unit as to all of the Shares subject to the Stock Unit, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option or Stock Purchase Right shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or settled, an Option, Stock Purchase Right or Stock Unit will terminate immediately prior to the consummation of such proposed action.

(c)   Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Option, Stock Purchase Right and Stock Unit shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. With respect to Options granted to an Outside Director pursuant to Section 14 that are assumed or substituted for, if following such assumption or substitution the Optionee's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Optionee, then the Optionee shall fully vest in and have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable.

In the event that the successor corporation refuses to assume or substitute for the Option, Stock Purchase Right or Stock Unit, the Optionee shall fully vest in and have the right to exercise the Option or Stock Purchase Right as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable, and the Participant shall fully vest in the Stock Unit as to all of the Shares subject to the Stock Unit. If an Option or Stock Purchase Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Optionee in writing or electronically that the Option or Stock Purchase Right shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Option or Stock Purchase Right shall terminate upon the expiration of such period.

For the purposes of this paragraph, the Option, Stock Purchase Right or Stock Unit shall be considered assumed if, following the merger or sale of assets, the option, right or unit confers the right to purchase or receive, for each Share subject to the Option, Stock Purchase Right or Stock Unit immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or Stock Purchase Right or the settlement of the Stock Unit, for each Share subject to the Option, Stock Purchase Right or Stock Unit, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

16.   Date of Grant. The date of grant of an Option, Stock Purchase Right or Stock Unit shall be, for all purposes, the date on which the Administrator makes the determination granting such Option, Stock Purchase Right or Stock Unit, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

17.   Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)   Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to awards granted under the Plan prior to the date of such termination.

18.   Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares shall not be issued pursuant to the exercise or settlement of an Option, Stock Purchase Right or Stock Unit unless the exercise or settlement of such Option, Stock Purchase Right or Stock Unit and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise of an Option or Stock Purchase Right or the settlement of a Stock Unit, the Company may require the Participant to represent and warrant at the time of any such exercise or settlement that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

19.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

20.   Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

21.   <u>Shareholder Approval</u>. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

CENTILLIUM COMMUNICATIONS

1997 STOCK PLAN

NOTICE OF STOCK UNIT AWARD

You have been granted Stock Units representing shares of Common Stock of Centillium Communications, Inc. (the "Company") on the following terms and pursuant to such other terms and conditions as are set forth in the Stock Unit Agreement and the Centillium Communications, Inc. 1997 Stock Plan (as amended and restated effective April 13, 2000 and as subsequently amended and restated effective July 20, 2006) (the "Plan"), both of which are attached to and made a part of this document. Certain capitalized terms used in this Notice of Stock Unit Award are defined in the Plan.

Date of Grant: [Date of Grant]

Name of Recipient: [Name of Recipient]

Total Number of Stock Units Granted: [Total Stock Units]

Vesting Commencement Date: [Vest Day]

Vesting Schedule: [Percent]% of the shares subject to this award vest on each anniversary of the Vesting Commencement Date, subject to your continuous common-law employment with the Company or a Subsidiary.

By signing this document, you acknowledge receipt of a copy of the Plan, and agree that (a) these Stock Units are granted under and governed by the terms and conditions of the Plan and the Stock Unit Agreement; (b) you have carefully read, fully understand and agree to all of the terms and conditions described in the attached Stock Unit Agreement and the Plan; (c) you understand and agree that the Stock Unit Agreement, including its cover sheet and attachments, constitutes the entire understanding between you and the Company regarding this Award, and that any prior agreements, commitments or negotiations concerning this Award are replaced and superseded; and (d) you have been given an opportunity to consult legal counsel with respect to all matters relating to this Award prior to signing this cover sheet and that you have either consulted such counsel or voluntarily declined to consult such counsel.

[NAME OF PARTICIPANT]   **CENTILLIUM COMMUNICATIONS, INC.**

_____

By:_____

_____

Its:_____

Print Name

CENTILIUM COMMUNICATIONS, INC.

1997 STOCK PLAN

STOCK UNIT AGREEMENT

Payment for Stock Units	No payment is required for the Stock Units you receive.
Vesting	Subject to the terms and conditions of the Plan and this Stock Unit Agreement (the "Agreement"), your Stock Units vest in accordance with the schedule set forth in the Notice of Stock Unit Award.
Forfeiture	When your common-law employment with the Company or a Subsidiary terminates for any reason, vesting of your Stock Units subject to such Award immediately stops and such Award expires immediately as to the number of Stock Units that are not vested as of the date such Service terminates
	This means that the unvested Stock Units will immediately be cancelled. You receive no payment for Stock Units that are forfeited.
	The Company determines when your Service terminates for this purpose and all purposes under the Plan.
Leaves of Absence	For purposes of this Award, your Service does not terminate when you go on a military leave of absence, a sick leave of absence or another bona fide leave of absence, if the leave of absence was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. Your Service will terminate when the approved leave of absence ends unless you immediately return to active work.
Nature of Stock Units	Your Stock Units are mere bookkeeping entries. They represent only the Company's unfunded and unsecured promise to issue shares of Common Stock (or distribute cash) on a future date. As a holder of Stock Units, you have no rights other than the rights of a general creditor of the Company.
No Voting Rights or Dividends	Your Stock Units carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until your Stock Units are settled by issuing shares of the Company's Common Stock. No adjustments will be made for dividends or other rights if the applicable record date occurs before your stock certificate is issued, except as described in

the Plan.

Stock Units Nontransferable

You may not sell, transfer, assign, pledge or otherwise dispose of any Stock Units. For instance, you may not use your Stock Units as security for a loan.

Settlement of Stock Units

Each of your Stock Units will be settled when it vests.

At the time of settlement, you will receive one share of the Company's Common Stock for each vested Stock Unit; provided, however, that no fractional Share will be issued or delivered pursuant to the Plan or this Agreement, and the Committee will determine whether cash will be paid in lieu of any fractional Share or whether such fractional Share and any rights thereto will be canceled, terminated or otherwise eliminated.

Withholding Taxes and Stock Withholding

No stock certificates will be distributed to you unless any withholding taxes that may be due as a result of this award have been paid. By signing this Agreement, you authorize the Company or your actual employer to withhold all applicable withholding taxes legally payable by you. The Company, in its sole discretion, will withhold shares of Common Stock that otherwise would be distributed to you when the units are settled to satisfy the withholding obligation, but not in excess of the amount of shares necessary to satisfy the minimum withholding amount. The Fair Market Value of these shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the withholding taxes. You also authorize the Company, or your actual employer, to satisfy all withholding obligations of the Company or your actual employer from your wages or other cash compensation payable to you by the Company or your actual employer.

Restrictions on Resale

By signing this Agreement, you agree not to sell any shares of the Company's Common Stock issued upon settlement of the Stock Units at a time when applicable laws or Company policies prohibit a sale. This restriction will apply as long as you are an employee, consultant or director of the Company or a subsidiary of the Company.

No Retention Rights

Neither your Award nor this Agreement gives you the right to be retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Adjustments

In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Stock Units covered by this Award may be adjusted pursuant to the Plan.

Beneficiary Designation	You may dispose of your Stock Units in a written beneficiary designation. A beneficiary designation must be filed with the Company on the proper form. It will be recognized only if it has been received at the Company's headquarters before your death. If you file no beneficiary designation or if none of your designated beneficiaries survives you, then your estate will receive any vested Stock Units that you hold at the time of your death.
Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of California (without regard to choice-of-law provisions).
The Plan and Other Agreements	The text of the Plan is incorporated in this Agreement by reference. All capitalized terms in this Agreement shall have the meanings assigned to them in the Plan. This Agreement and the Plan constitute the entire understanding between you and the Company regarding this Award. Any prior agreements, commitments or negotiations concerning this Award are superseded. This Agreement may be amended only by another written agreement, signed by both parties.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT,

YOU AGREE TO ALL OF THE TERMS AND CONDITIONS

DESCRIBED ABOVE AND IN THE PLAN.

CENTILLIUM COMMUNICATIONS, INC.
1997 STOCK PLAN
NOTICE OF RESTRICTED STOCK AWARD

You have been granted restricted shares of Common Stock of Centillium Communications, Inc. (the "Company") on the following terms and pursuant to such other terms and conditions as are set forth in the Restricted Stock Agreement and the Centillium Communications, Inc. 1997 Stock Plan (as amended and restated effective April 13, 2000 and as subsequently amended and restated effective July 20, 2006) (the "Plan"), both of which are attached to and made a part of this document. Certain capitalized terms used in this Notice of Stock Unit Award are defined in the Plan.
　　　　　:

Date of Grant:	[Date of Grant]
Name of Recipient:	[Name of Recipient]
Total Number of Shares Granted:	[Total Shares]
Fair Market Value per Share:	$[Value Per Share]
Total Fair Market Value Of Award:	$[Total Value]
Vesting Commencement Date:	[Vest Day]
Vesting Schedule:	[Percent]% of the shares subject to this award vest on each anniversary of the Vesting Commencement Date, subject to your continuous common-law employment with the Company or a Subsidiary.

By signing this document, you and the Company agree that these shares are granted under and governed by the terms and conditions of the Centillium Communications, Inc. 1997 Stock Plan (as amended and restated effective April 13, 2000 and as subsequently amended and restated effective July 20, 2006) (the "Plan") and the Restricted Stock Agreement, which is attached to and made a part of this document.

By signing this document you further agree that the Company may deliver by e-mail all documents relating to the Plan or this award (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail.

[NAME OF RECIPIENT]　　　　　　　　**CENTILLIUM COMMUNICATIONS, INC.**

By:_____

Title:_____

CENTILLIUM COMMUNICATIONS, INC.
1997 STOCK PLAN
RESTRICTED STOCK AGREEMENT

SECTION 1. PAYMENT FOR SHARES.

No payment is required for the shares that you are receiving.

SECTION 2. GOVERNING PLAN.

The shares that you are receiving are granted pursuant and subject in all respects to the applicable provisions of the Centillium Communications, Inc. 1997 Stock Plan (as amended and restated effective April 13, 2000 and as subsequently amended and restated effective July 20, 2006) (the "Plan"), which is incorporated herein by reference. Terms not otherwise defined in this Agreement have meanings ascribed to them in the Plan.

SECTION 3. VESTING.

The shares that you are receiving will vest in installments, as shown in the Notice of Restricted Stock Award, subject to any applicable change in control agreement (or other agreement affecting vesting) between you and the Company.

No additional shares vest after your common-law employment with the Company or a Subsidiary has terminated for any reason.

SECTION 4. SHARES RESTRICTED.

Unvested shares will be considered "Restricted Shares." You may not sell, transfer, pledge or otherwise dispose of Restricted Shares without the written consent of the Company. If permitted by the Company, you may transfer Restricted Shares to your spouse, children or grandchildren or to a trust established by you for the benefit of yourself or your spouse, children or grandchildren. However, a transferee of Restricted Shares must agree in writing on a form prescribed by the Company to be bound by all provisions of this Agreement.

SECTION 5. FORFEITURE.

If your Service terminates for any reason, then your shares will be forfeited to the extent that they have not vested before the termination date and do not vest as a result of termination. This means that the Restricted Shares will immediately revert to the Company. You receive no payment for Restricted Shares that are forfeited. The Company determines when your Service terminates for this purpose.

SECTION 6. LEAVES OF ABSENCE AND PART-TIME WORK.

For purposes of this award, your Service does not terminate when you go on a military leave of absence, a sick leave of absence or another bona fide leave of absence, if the leave of absence was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. Your Service will terminate when the approved leave of absence ends unless you immediately return to active work.

SECTION 7. STOCK CERTIFICATES.

The certificates for Restricted Shares have stamped on them a special legend referring to the forfeiture restrictions. In addition to or in lieu of imposing the legend, the Company may hold the certificates in escrow. As your vested percentage increases, you may request (at reasonable intervals) that the Company release to you a non-legended certificate for your vested shares.

SECTION 8. SHAREHOLDER RIGHTS.

During the period of time between the date of grant and the date the shares become vested, you shall have all the rights of a shareholder with respect to the shares except for the right to transfer the shares, as set forth in Section 4. Accordingly, you shall have the right to vote the shares and to receive any cash dividends paid with respect to the shares.

SECTION 9. WITHHOLDING TAXES.

No stock certificates will be distributed to you unless any withholding taxes that may be due as a result of this award or the vesting of the shares have been paid. By signing this Agreement, you authorize the Company or your actual employer to withhold all applicable withholding taxes legally payable by you. The Company, in its sole discretion, may withhold shares of Common Stock that otherwise would be distributed to you when they vest to satisfy the withholding obligation, but not in excess of the amount of shares necessary to satisfy the minimum withholding amount. The Fair Market Value of these shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the withholding taxes. You also authorize the Company, or your actual employer, to satisfy all withholding obligations of the Company or your actual employer from your wages or other cash compensation payable to you by the Company or your actual employer.

SECTION 10. RESTRICTIONS ON RESALE.

You agree not to sell any shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

SECTION 11. NO RETENTION RIGHTS.

Your award or this Agreement does not give you the right to be employed or retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

SECTION 12. ADJUSTMENTS.

In the event of a stock split, a stock dividend or a similar change in Company stock, or a merger or a reorganization of the Company, the forfeiture provision of Section 5 will apply to all new, substitute or additional securities or other properties to which you are entitled by reason of your ownership of the shares.

SECTION 13. APPLICABLE LAW.

This Agreement will be interpreted and enforced under the laws of the State of California (without regard to choice-of-law provisions).

SECTION 14. THE PLAN AND OTHER AGREEMENTS.

The text of this Plan is incorporated in this Agreement by reference. Subject to any applicable change in control agreement (or other agreement affecting vesting) between you and the Company, this Agreement and the Plan constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement between the parties.

SECTION 15. SUCCESSORS AND ASSIGNS.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the Company's successors and assigns. Your rights and obligations under this Agreement may only be assigned with the prior written consent of the Company.

SECTION 16. NOTICE.

Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earliest of personal delivery, receipt or the third full day following deposit in the United States Post Office with postage and fees prepaid, addressed to the other party hereto at the address last known or at such other address as such party may designate by ten (10) days' advance written notice to the other party hereto.

SECTION 17. NO ORAL MODIFICATION.

No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.